News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

10 March 2015

Publication of Annual Reports and Financial Statements 2014 and
Notices of 2015 Annual General Meetings

Reed Elsevier PLC and Reed Elsevier NV have today published the following documents on the Group’s website www.relxgroup.com.

-	Annual Reports and Financial Statements 2014 for the RELX Group Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV (the “2014 Annual Report”);
-	Reed Elsevier NV Corporate Governance Statement 2014;
-	Agenda with explanatory notes for the Reed Elsevier NV 2015 Annual General Meeting

(the “NV 2015 AGM Agenda”) to be held in Amsterdam on 22 April 2015;

•	Notice of the Reed Elsevier PLC 2015 Annual General Meeting (the “PLC 2015 AGM Notice”) to be held in London on 23 April 2015;and

•	Corporate Responsibility Report 2014.

The 2014 Annual Report and the Reed Elsevier NV Corporate Governance Statement 2014 have been submitted by Reed Elsevier NV to the Netherlands Authority for the Financial Markets

(Autoriteit Financiële Markten). The 2014 Annual Report and the PLC 2015 AGM Notice have been submitted by Reed Elsevier PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Annual Report 2014 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the RELX Group website later today.

Copies of the 2014 Annual Report are expected to be posted to shareholders in Reed Elsevier PLC on

23 March 2015.

After the respective publication dates, hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
REPLC.secretariat@reedelsevier.com	RENVsecretariat@reedelsevier.com

The total number of voting rights in Reed Elsevier PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,128,605,508. The total number of voting rights in Reed Elsevier NV’s issued share capital (exclusive of shares held in treasury) is currently 651,980,642.

Directors’ Responsibility Statement

Additional information required to be made available by Reed Elsevier PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX Group plc 2014 Results Announcement issued on 26 February 2015, is set out below.

 Reed Elsevier PLC’s Directors’ Responsibility Statement

 Anthony Habgood and Nick Luff, Chairman and Chief Financial Officer respectively, on behalf of the Board of Reed Elsevier PLC, confirm that to the best of their knowledge:

-      the 2014 consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

-      the directors’ report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Forward looking statements

The Reed Elsevier Annual Reports and Financial Statements 2014 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements are referenced in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724

Colin Tennant (Investors)
Tel: +44 20 7166 5751

Notes for Editors

RELX Group plc is a world leading provider of information solutions for professional customers across industries. The group employs 28,500 people of whom about half are in North America.

Reed Elsevier PLC is the London Stock Exchange listed vehicle for holding shares in RELX Group. Shareholders in Reed Elsevier PLC own a 52.9% economic interest in RELX Group. Reed Elsevier NV is the Amsterdam Stock Exchange listed vehicle for holding shares in RELX Group. External shareholders in Reed Elsevier NV own a 47.1% economic interest in RELX Group. The combined market capitalisation of the two parent companies is approximately £24bn/€33bn. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.